SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ✓          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 10, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Earnings Release for the Third Quarter of 2004

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS THIRD QUARTER 2004 RESULTS

Hsinchu, Taiwan, November 11, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the third quarter ended September 30, 2004.

Revenue for the third quarter of 2004 was NT$3,944 million or US$116 million, an increase of 61% from NT$2,438 million or US$72 million for the same period in 2003 and a decrease of 9% from NT$4,323 million or US$127 million for the second quarter of 2004. (The above and following numbers were based on an exchange rate of NT$33.98 against US$1.00 as of Sep. 30, 2004.)

On a consolidated basis, the gross margin for the third quarter of 2004 was 26% compared to 20% for the same period in 2003 and 27% for the second quarter of 2004. Excluding the effects of consolidating CHANTEK ELECTRONIC CO., LTD. (“Chantek”), gross margin was 33% for the third quarter of 2004 compared to 34% for the second quarter of 2004. Net income for the third quarter of 2004 was NT$388 million or US$11 million, and NT$5.91 or US$0.17 per common share, compared to a net income of NT$174 million or US$5 million, and NT$2.95 or US$0.09 per common share, for the same period in 2003 and net income of NT$642 million or US$19 million, and NT$10.72 or US$0.32 per common share, for the second quarter of 2004.

ChipMOS third quarter 2004 consolidated results include the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, ChipMOS Logic TECHNOLOGIES INC., Advanced Micro Chip Technology Co., Ltd., Chantek, Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our impressive results in the third quarter were primarily due to ChipMOS focus on growing end markets, combined with our strong geographic presence and capacity agreements with the majority of our major customers. Capacity was again constrained in testing services for memory semiconductors, in particular DRAM and flash memory semiconductors. Demand in our driver IC business for testing and assembly services for LCD and other flat-panel display driver semiconductors was, however, slightly lower in the third quarter compared to the prior second quarter. We believe this is consistent with broader market trends and expect the inventory to return to more normal levels during the fourth quarter.”

“During the third quarter, we continued to focus on several strategic initiatives to drive our long-term growth. In August 2004, we agreed to acquire all of First International Computer Testing and Assembly Technology, Inc.’s (“FICTA”) testing and assembly assets from its Hsinchu Science Park, Hsinchu, Taiwan operation. This acquisition closed in the beginning of November and increased our capacity for the assembly and testing of memory semiconductors by approximately 12 million pieces per month. We have already integrated these wafer testers, final testers and assembly equipment for memory products into our operations, in line with our proven track record of successfully acquiring and transferring equipment into our operations to support customer demand in a timely and cost-effective manner.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “From an operations standpoint, we are pleased with our results. Our gross margin before taking into account the effect of the consolidation of Chantek was strong at 33% primarily due to higher sales volumes and our ability to more efficiently leverage our cost structure. We were able to keep our margin and net income in line with our previous guidance, while turning away a greater amount of lower margin turnkey business. We also recently completed a US$85 million offering of convertible senior notes, allowing us to make the ongoing strategic investments in our operations in Mainland China and in the advanced technologies that differentiate ChipMOS. Based on industry forecasts and customer discussions, we believe our operations in China will contribute an even greater percentage of our revenues over the next few years given the continued rapid economic expansion in Asia from a manufacturing and end-market standpoint.”

S.J. Cheng, concluded, “We are encouraged by our business fundamentals despite higher inventory levels and forecasts that the semiconductor industry will remain challenging. We are executing on our growth plan by leveraging our technology expertise and successfully partnering with the world’s leading semiconductor companies to support their product roadmaps. Most recently, we entered into an agreement with Samsung Electronics Co., Ltd. to provide assembly services for Samsung Electronics’ 60ball Fine-pitch BGA packages for its DDR II 512Mb DRAM products. We continue to successfully expand our customer base and engagements with existing customers because of the strategic investments we have made in advanced technologies, our geographic strength, the quality of our engineers and the commitment of our entire organization to ensuring the success of all customer programs. In terms of the fourth quarter of 2004, specifically, we currently expect net revenues will be approximately flat to up 3 percent sequentially compared to the third quarter of 2004. Our higher than industry average guidance reflects the strength in our operations and our ability to execute on our business model, while also managing our operating costs.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2004 results on Wednesday, November 10, 2004 at 7:00PM EST in New York (8:00AM, November 11, Taiwan time). The conference call-in number is 973-582-2706. A live webcast of the conference call will be available at ChipMOS’ website at www.chipmos.com.tw. A replay of the call will be available from 10:00PM EST in New York on November 10 through November 18 by telephone at (973) 341-3080 and at ChipMOS’ website at http://www.chipmos.com.tw. The passcode for both the live call and the replay is 5245523.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– TABLES TO FOLLOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended September 30, 2004 and 2003

Expressed in Million of U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP									US GAAP
	3 months ended on September 30					Sequential Comparison				3 months ended on September 30
	3Q 2004 USD	% of Sales	3Q 2003 USD	% of Sales	YOY Chg %	3Q 2004 USD	% of Sales	2Q 2004 USD	QOQ Chg %	3Q 2004 USD	% of Sales
Net Revenues	116.1	100.0%	71.7	100.0%	61.9%	116.1	100.0%	127.2	-8.7%	116.1	100.0%
Cost of Sales	85.6	73.8%	57.3	79.9%	49.4%	85.6	73.8%	92.6	-7.6%	85.6	73.8%

Gross Profits	30.5	26.2%	14.4	20.1%	111.8%	30.5	26.2%	34.6	-11.8%	30.5	26.2%

Operating Expenses
R&D	2.2	1.9%	2.6	3.6%	-15.4%	2.2	1.9%	2.0	10.0%	2.2	1.9%
M&S	0.9	0.8%	0.4	0.5%	125.0%	0.9	0.8%	1.2	-25.0%	0.9	0.8%
G&A	5.0	4.3%	2.7	3.7%	85.2%	5.0	4.3%	5.5	-9.1%	5.0	4.3%

Total Operating Expenses	8.1	7.0%	5.7	7.8%	42.1%	8.1	7.0%	8.7	-6.9%	8.1	7.0%

Income from Operations	22.4	19.2%	8.7	12.3%	157.5%	22.4	19.2%	25.9	-13.5%	22.4	19.2%

Other Income (Expenses), Net	(2.9)	-2.5%	(1.0)	-1.4%	190.0%	(2.9)	-2.5%	0.0		(3.0)	-2.5%

Income before Income Tax and Minority Interest	19.5	16.7%	7.7	10.9%	153.2%	19.5	16.7%	25.9	-24.7%	19.4	16.7%
Income Tax Credit (Expenses)	(1.0)	-0.9%	0.0	0.0%		(1.0)	-0.9%	3.6	-127.8%	(1.0)	-0.9%

Income before Minority Interest	18.5	15.8%	7.7	10.9%	140.3%	18.5	15.8%	29.5	-37.3%	18.4	15.8%
Minority Interest	(7.0)	-6.0%	(2.6)	-3.7%	169.2%	(7.0)	-6.0%	(11.4)	-38.6%	(7.0)	-6.0%
Pre-acquisition earnings	0.0	0.0%	—	—		0.0	0.0%	0.8		0.0	0.0%

Net income	11.5	9.8%	5.1	7.2%	125.5%	11.5	9.8%	18.9	-39.2%	11.4	9.8%

Earnings Per Share	0.17		0.09			0.17		0.32		0.17

Shares Outstanding (‘K)	65,746		58,873			65,746		59,863		65,746

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 33.98 per U.S. dollar at the end of September, 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of September 30, 2004

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP								US GAAP
	Sep-04		Sep-03		YOY	Jun-04		QOQ	Sep-04
	USD	%	USD	%	Chg%	USD	%	Chg%	USD	%
ASSETS
Cash & Cash Equivalents	45.7	5.7%	9.5	1.9%	381.1%	24.8	3.4%	84.3%	45.7	5.6%
Short Term Investment	92.6	11.3%	39.0	7.6%	137.4%	61.8	8.5%	49.8%	92.1	11.3%
Accounts and Notes Receivable	108.6	13.2%	93.5	18.2%	16.1%	105.9	14.4%	2.5%	108.6	13.2%
Inventories	19.3	2.3%	7.5	1.5%	157.3%	21.1	2.9%	-8.5%	19.3	2.4%
Other Current Assets	34.8	4.2%	18.5	3.6%	88.1%	30.9	4.2%	12.6%	34.7	4.2%

Total Current Assets	301.0	36.7%	168.0	32.8%	79.2%	244.5	33.4%	23.1%	300.4	36.7%

Investment in affiliates	22.2	2.7%	34.9	6.8%	-36.4%	23.1	3.2%	-3.9%	22.2	2.7%

Net Property, Plant & Equipment	478.5	58.3%	284.4	55.3%	68.2%	442.4	60.6%	8.2%	477.9	58.3%
Intangible Assets	6.1	0.7%	4.4	0.9%	38.6%	5.9	0.8%	3.4%	6.1	0.7%
Other Assets	13.4	1.6%	21.5	4.2%	-37.7%	14.3	2.0%	-6.3%	13.4	1.6%

Total Assets	821.2	100.0%	513.2	100.0%	60.0%	730.2	100.0%	12.5%	820.0	100.0%

LIABILITIES
Current Liabilities	165.2	20.1%	113.1	22.0%	46.1%	175.0	24.0%	-5.6%	165.1	20.1%
Long Term Liabilities	133.1	16.2%	102.4	20.0%	30.0%	92.9	12.7%	43.3%	133.1	16.2%
Other Liabilities	23.8	2.9%	10.4	2.0%	128.8%	23.1	3.2%	3.0%	23.9	2.9%

Total Liabilities	322.1	39.2%	225.9	44.0%	42.6%	291.0	39.9%	10.7%	322.1	39.2%

Minority Interest	200.5	24.4%	87.7	17.1%	128.6%	186.6	25.5%	7.4%	200.3	24.4%

SHAREHOLDERS’ EQUITY
Capital Stock	0.6	0.1%	0.6	0.1%	0.0%	0.6	0.1%	0.0%	0.6	0.1%
Common Stock Option Warrants	3.9	0.5%	2.5	0.5%	56.0%	4.0	0.5%	-2.5%	3.9	0.5%
Deferred Compensation	(2.0)	-0.2%	(1.2)	-0.2%	66.7%	(2.4)	-0.3%	-16.7%	(2.0)	-0.2%
Capital Surplus	265.5	32.2%	225.0	43.8%	18.0%	231.3	31.7%	14.8%	254.1	31.0%
Legal Surplus	5.5	0.7%	5.5	1.1%	0.0%	5.5	0.8%	0.0%	5.5	0.7%
Retained Earnings	26.1	3.2%	(31.8)	-6.2%	-182.1%	14.7	2.0%	77.6%	36.5	4.4%
Treasury Stock-Subsidiaries	(0.1)	0.0%	0.0	0.0%	0.0%	0.0	0.0%	0.0%	(0.1)	0.0%
Cumulated Translation Adjustment	(0.9)	-0.1%	(1.0)	-0.2%	-10.0%	(1.1)	-0.2%	-18.2%	(0.9)	-0.1%

Total Equity	298.6	36.4%	199.6	38.9%	49.6%	252.6	34.6%	18.2%	297.6	36.4%

Total Liabilities & Shareholders’ Equity	821.2	100.0%	513.2	100.0%	60.0%	730.2	100.0%	12.5%	820.0	100.0%

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 33.98 per U.S. dollar at the end of September, 2004.